IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

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VICTORIA SHAEV,  individually and
on behalf of all others similarly    :             Civil Action No. 14629
situated,
                                     :             CLASS ACTION
                        Plaintiff,                 COMPLAINT
                                     :
            - against -
                                     :
FIRST INTERSTATE BANCORP, JOHN E.
BRYSON, EDWARD M. CARSON, DR.        :
JEWEL PLUMMER COBB, RALPH P.
DAVIDSON, MYRON DuBAIN, DON C.       :
FRISBEE, GEORGE M. KELLER, THOMAS
L. LEE, DR. WILLIAM F. MILLER,       :
WILLIAM S. RANDALL, DR. STEVEN B.
SAMPLE, FORREST N. SHUMWAY, WIL-     :
LIAM E.B. SIART, RICHARD J.
STEGEMEIER, and DANIEL M. TELLEP,    :

                        Defendants.  :
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            Plaintiff alleges upon information and belief except as to paragraph 1, which is alleged on knowledge, as follows:

                                  THE PARTIES

            1. Plaintiff Victoria Shaev is and was at all times relevant hereto the owner of shares of the common stock of First Interstate Bancorp ("FIB" or the "Company").
            2. FIB is a bank holding company organized and existing under the laws of the State of Delaware with offices in Los Angeles, California. FIB operates approximately 1,000 offices in 13 states. FIB has approximately 77 million shares of







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common stock issued and outstanding which trade on the NASDAQ over-the-counter quotation system.
            3.    (a)   Defendant Edward M. Carson ("Carson") is and
was at all relevant times Chairman of the Board.
                  (b) Defendant William S. Randall ("Randall") is and was at all relevant times Executive Vice President and Chief Operating Officer of
FIB.
                  (c) Defendant William E.B. Siart ("Siart") is and was at all relevant times President and Chief Executive Officer of FIB.
                  (d)   Defendants John E. Bryson ("Bryson"), Dr.
Jewel Plummer Cobb ("Cobb"), Ralph P. Davidson ("Davidson"),
Myron DuBain ("DuBain"), Don C. Frisbee ("Frisbee"), George M.
Keller ("Keller"), Nomas L. Lee ("Lee"), Dr. William F. Miller
("Miller"), Dr. Steven S. Sample ("Sample"), Forrest N. Shumway
("Shumway"), Richard J. Stegemeier ("Stegemeier") and Daniel M.
Tellep ("Tellep").
            4. The Individual Defendants set forth in paragraph 3 above are officers and/or directors of FIB and as such, are in a fiduciary relationship with plaintiff and the other public stockholders of FIB and owe to plaintiff and other members of the Class the highest obligations of good faith, fair dealing and full disclosure.


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                           CLASS ACTION ALLEGATIONS

            5. Plaintiff brings this case on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of FIB, and their successors in interest, who are or will Be threatened with injury arising from defendants, actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.
            6. This action is property maintainable as a class action.
            7. The class is so numerous that joinder of all members is impracticable. There are over 25,000 stockholders of record located throughout the United States.
            8. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member.
            9. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff is an adequate representative of the class and will fairly and adequately protect the interests of the class.


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                        BACKGROUND AND CLAIM FOR RELIEF

            10. On or about October 18, 1995, Wells-Fargo & Co. ("Wells-Fargo") announced in a press release that it had submitted an unsolicited merger proposal to FIB (the "proposal"). Pursuant to the terms of the proposal, FIB shareholders would receive .625 a share of Wells-Fargo, representing a price of $133.50 for each FIB share based on its current trading price. The total transaction is valued at approximately $10 billion.
            11. The proposal contemplates a merger of FIB and Wells-Fargo into a new company.
            12. FIB has in place a shareholder rights plan (commonly known as a "poison pill") which makes an unwelcome takeover of the company prohibitively more expensive. The poison pill is triggered by the acquisition of 20% or more of FIB's common stock by a group or person.
            13. FIB has previously been approached by Wells-Fargo and has been spurned; in February, 1994, FIB rejected a tentative merger proposal from Wells-Fargo valued at approximately $90 per share, which was rejected. According to The New York Times, Wells-Fargo's Chairman, Paul Hazen, met with defendant Siart in the last few weeks to discuss a possible transaction, and which was once again rejected.
            14. In response to Wells-Fargo's announcement of the proposal, defendant Siart stated "I am deeply disappointed that


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Wells-Fargo would take this uninvited action." From FIB's prior course of dealing with Wells-Fargo, it is likely that FIB will rebuff Wells-Fargo yet again.
                            FIRST CLAIM FOR RELIEF

            15. At all times herein, defendants were and are obli-gated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders, and to make corporate decisions in good faith.
            16. Defendants' fiduciary obligations require them to:
                  (a) arrange for the sale of FIB to the highest bidder, including obligating them to undertake an appropriate evaluation of any bona fide offers, provide nonpublic information to such offerors to enable them to make the highest possible bid for the Company and take such other appropriate steps to solicit the highest possible bid for the Company; and
                  (b) act independently, including appointing a disinterested committee so that the interests of FIB's public stockholders would be protected; and
                  (c) utilize the poison pill in a manner designed to maximize shareholder value.


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            17. By virtue of the acts and conduct alleged herein, the
Individual Defendants, who direct the actions of the Company, are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of FIB. Defendants' conduct has been a breach of their fiduciary obligation and has violated the mandate of the Company's shareholders to maximize value.
            18. As a result of the foregoing, the Individual Defendants have breached and/or aided and abetted breaches of fiduciary duties owed to FIB and its stockholders.
            19. Unless enjoined by this Court, defendants will breach their fiduciary duties owed to plaintiff and the other members of the class and may benefit themselves in their corporate offices, all to the irreparable harm of the class, as aforesaid.
            20. Plaintiff and the other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:
                  (a)   declaring this to be a proper class action;
                  (b) ordering the individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by taking all steps necessary to arrange for the sale of FIB to the highest bidder;


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                  (c) ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;
                  (d) requiring defendants to utilize the poison pill in a manner consistent with maximizing shareholder value;
                  (e) awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and
                  (f) granting such other and further relief as this court may deem to be just and proper.

Dated:  October 19, 1995

                                ROSENTHAL MONHAIT GROSS &
                                  GODDESS, P.A.



                                      By: _________________________________
                                             Joseph A. Rosenthal
                                      First Federal Plaza, Suite 214
                                      Box 1070
                                      Wilmington, DE 19899
                                       (302) 656-4433


OF COUNSEL:

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York  10017
(212) 907-0700



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